                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 FORM 10-SB/A1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its Charter)

FLORIDA                                                       65-0941043
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)

3838 CAMINO DEL RIO NORTH, SUITE 333, SAN DIEGO, CA          92108
(Address of principal executive offices)                     (Zip Code)

                                 (619) 280-8000
              (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                               EACH CLASS IS TO BE REGISTERED

      N/A                                                      N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of class)

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                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                                   FORM 10-SB
                                TABLE OF CONTENTS

NO.               TITLE                                                          PAGE NO.

                                     PART I
Item 1.  Description of Business................................................    3
Item 2.  Management's Discussion and Analysis or Plan of Operation..............    11
Item 3.  Description of Property................................................    14
Item 4.  Security Ownership of Certain Beneficial Owners and Management.........    14
Item 5.  Directors, Executive Officers, Promoters, and Control Persons..........    15
Item 6.  Executive Compensation.................................................    17
Item 7.  Certain Relationships and Related Transactions.........................    18
Item 8.  Description of Securities..............................................    18

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         Other Shareholder Matters..............................................    19
Item 2.  Legal Proceedings......................................................    20
Item 3.  Changes and/or Disagreements with Accountants..........................    21
Item 4.  Recent Sales of Unregistered Securities................................    21
Item 5.  Indemnification of Directors and Officers..............................    23

                                    PART F/S

Financial Statements............................................................    24

                                    PART III

Item 1.  Index to Exhibits......................................................    25
Item 2.  Description of Exhibits................................................    25
Signatures......................................................................    26

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Digital Concepts International, Inc. (the "Company" or the "Registrant") was incorporated in the State of Florida on June 27, 1997. At that time, the name of the Company was JulyIV Project. The Company's name was changed to Digital Concepts International, Inc. on May 16, 2000.

     The Company's common stock is currently traded on the National Quotation Bureau's Electronic Quotation Service (the "Pink Sheets") with the trading symbol "DCII."

     The Company owns two industrial attached condominiums with a total of 12,000 sq. feet. The property houses a production facility for the purpose of producing theatrical and non theatrical productions and is leased out on a regular basis to independent producers. The facility contains camera equipment, lights, props, an edit bay and all other necessary equipment for video productions. These two properties are located at 9621 Canoga Avenue, Chatsworth, California 91311 and 9623 Canoga Avenue, Chatsworth, California 91311.

     The Company acquired CVS Travelhost, a South African company, on December 31, 2000 via a share exchange and cash. The principal business of the Company is to supply and install digital entertainment and administrative systems in four and five star resorts and business hotels. The services supplied consist of theatrical and non theatrical movies, video games and high speed internet to all guest rooms. For its administrative functions, the Company provides billing and accounting services for the hotels. The Company has developed its own software for its system operations and through its in-house research and development the Company continues to update its technology on an ongoing basis. This technology provides a turn key system for the hotel's administration services and all guest room services and entertainment. The system supplies all of the needs for both the business and vacation traveler.

     The Company, through its acquisition of CVS Travelhost, provides services to 21 major hotels in South Africa. The Company also provides services to its first North American hotel, The Melia Cabo Real, located in Cabo San Lucas, Mexico. The Melia Cabo Real consists of 368 rooms and is in full operation with the Company's digital system.

     The Company's present business address is 3838 Camino Del Rio North, Suite 333, San Diego, California 92108-1789.

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OVERVIEW

     The Company continues to develop its technology through its research and development efforts so as to supply the best entertainment and business systems for the hospitality industry.

     The Company's system makes available "Pay Per View" movies, video games, Internet service and local guest information to all hotel rooms. All guest services are activated via the system's remote control unit, which is placed to all guest rooms. For guest Internet usage, a wireless keyboard is also supplied in all rooms. Hotel guests are also able to check their account status and hotel messages on their room TV screen.

     The market for the Company's system is the vacation traveler as well as the business traveler. The system's video on demand and video games will make it attractive for vacationing family travelers. With the popularity of the Internet, the system will also have high appeal for the business traveler. The business traveler, without a laptop computer, can access all e-mails and company correspondence directly from his room with the system's wireless keyboard. For the traveler that carries a laptop computer, the system allows him to obtain a wireless antenna card that inserts into his laptop computer. This allows the business traveler to be online in all areas of the hotel (e.g., convention center, pool area, restaurant).

     The Company's wireless Internet application also enables it to offer its Internet service to the surrounding communities. Private homes, condominiums, apartments and businesses are also able to utilize this service.

     The Company believes its competition is limited in scope. Most other systems of this type function on an analog format. This system supplies all of its services via a digital platform which makes the system capable of adding many other services as they become available through the Company's ongoing research and development. At the present time, the Company is able to add to the list of services mentioned above a video security, video conferencing and Internet business applications. The Company believes that this ability to add services will allow it to remain at the forefront of the hospitality industry.

     The Company believes that most other systems are inadequate for the current demanding traveler. Most systems that are now installed in hotels are of the analog format. This format allows the guests to only watch movies on the hotel's viewing schedule. With the Company's digital system and video servers, it allows hotel guests to view movies on demand. With the movies being delivered from video servers, the quality of the picture will remain crystal clear play after play. This system also enables numerous

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guests to watch the same movie whenever it is convenient for their schedules.
Other services supplied on demand include video games, Internet access and billing information.

     Accordingly, the Company believes it is well positioned through its ongoing research and development, along with its proven acceptance in the hospitality industry to keep its technology ahead of its competition.

     The Company supplies, installs and maintains all of the equipment to the hotel on a six-year exclusive contract. The equipment is installed at no cost to the hotel and remains the property of the Company. In accordance with this arrangement, the hotel will receive 10% of the gross system revenues generated per month, while the Company retains 90% of all such gross revenues.

     The Company has the advantage of employing experienced individuals who have worked in the entertainment and communications industry for many years.

THE PRODUCT

     The Company's system comprises both a hardware and software application. It provides movies, video games, Internet connection and hotel back office administration services. Management and accounting of the system are done remotely from the Company's main office. This enables the Company to maintain a day to day accounting of all services purchased by hotel guests. The system's software enables real time viewing of all on going purchases.

     All system services are selected and purchased by the hotel guest through the in room TV remote control and wireless keyboard. All services are purchased and charged automatically upon guest selection. The guest also has the option of checking out of the hotel directly through the system thus eliminating the need to stand in line at the front desk.

     To help deter theft of the remote controls and keyboards, it is specifically stated on the equipment and elsewhere in the hotel room that this equipment will not work in homes. Housekeeping is instructed by hotel management to inventory all rooms for this equipment much like the inventory of the mini bar. If equipment is found to be damaged or missing, the hotel will be responsible for its replacement.

     The front desk has the ability to switch off the system when the room is unoccupied. This technique helps to avoid any unauthorized usage by

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hotel employees. The front desk also has the ability, upon request by the guest, to disable individual services and movie titles that are inappropriate for certain ages or interests. This technique is known in the industry as a "system lock."

     The system is further customized for each individual hotel. This enables the Company to supply the hotel logos, in house hotel channels, custom screens and menus for special events that may be happening at the hotel. This custom feature further enables the hotel to target convention guests and special groups through video messaging capabilities via the room TV.

     All hotel systems have a battery and/or generator backup in case of power failure.

     With this type of technology changing as fast as it does, the Company's engineers are constantly working to improve and update the system. Based on the operating results to date, the Company is presently beta testing two new upgrades for the system that are presently scheduled to be released in the later part of 2002.

THE MARKET

     The market for the Company's system is the world wide hospitality industry. The Company has chosen to select only four and five star resorts and business hotels with 65% or more occupancy year round for the installation of its system. With today's more demanding traveler, the hotel industry is constantly trying to upgrade its hospitality and business services for the hotel guest. These services will add such extra amenities to the hotel's ratings so as to attract a greater influx of guests. With increased corporate growth and the necessity of Internet communication worldwide, hotels with this service will make them a more desirable choice for both business travelers and vacationers.

     As travel increases every year worldwide and as the hotel industry grows, the demand for this system will grow along with such increases.

     The Company is also targeting the time-share markets, which also is growing bigger year after year. It has provided the first innovative group of entertainment and Internet services for this industry. Most time-share owners are family/retired couples that demand these types of services because of their usual extended 7 - 14 days stay. Statistics have demonstrated that this group spends more time at the resort than your average hotel guest. For this reason the Company has implemented an

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attractive daily flat rate for its services.

BUSINESS STRATEGY

     The Company's fundamental strategy is to position itself as the preferred provider of business and entertainment services to the hospitality industry. Prior to its acquisition by the Company, CVS Travelhost was providing service to in excess of 4,500 hotel rooms in South Africa.

     At this time, the Company out sources the manufacturing of its in room control boxes. The wireless keyboards are supplied and manufactured by Acer Electronics of San Jose, California. All other equipments (video servers, computers and hard drives) are assembled and programmed in-house. The Company is satisfied at present that the terms, delivery and pricing of inventory are competitive with other alternative sources of supply. Management expects to continue to review alternative sources of supply from time to time as it deems appropriate and/or necessary.

     The Company uses and expects to continue using the Linux operating system. This system is used in conjunction with Red Hat servers that are placed in hotel operations. The Linux system enables the Company to custom build its software operation with no royalty payments that would otherwise be required in utilizing a Microsoft platform.

     The Company plans to expand its business through the major hotel chains presently under contract. It also expects to add hotels through its relationship with Southwest Wholesale, a company which has been supplying satellite TV programming and service to major hotels in Mexico for the last 15 years. The Company also anticipates adding hotel sites that are under construction in major resort areas. The Company is confident that it could add many of these new sites because of the ongoing installation and satisfaction of the other hotel operators in those areas. Many of the hotel contracts received by the Company have come by way of referral from other hotel operators.

     At the present time, the Company operates with a relatively low overhead philosophy and expects to continue in this direction. The Company employs six personnel in South Africa that service more than 4,500 hotel rooms and has four employees in California, which at this time service Mexico. The Company anticipates a continued low overhead due to its

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ability to remotely manage its operations through its digital platform.

     The Company also plans to promote its services through hospitality trade shows and consumer and trade publications.

COMPETITION

     The Company's competition supplies most of their service in analog formats. With this format, these providers are not able to supply video on demand.

     This analog format utilizes VCR's and VHS tape for movie distribution with a picture quality far inferior to digital. VCR's break, need head cleaning and tapes stretch after many plays which degrades picture quality.

     The Company is one of the only companies that supplies movies from its video servers to the hotel industry. It is also one of the only companies that can supply true video on demand to this industry. All movies and audio are of digital quality unlike most of the competition that employ analog systems. With this system, there is little or no maintenance as compared to the VCR and tape system of other providers. Picture quality with this system remains crystal clear play after play.

INTELLECTUAL PROPERTY

     The Company subsidiary, CVS Travelhost of South Africa, was granted a Patent in South Africa (Patent No. 97/10365) which covers the delivery of digital movies and the Internet to hotel guest rooms from the video servers located at each hotel. This Patent also covers computer-generated screens which are customized for each hotel and delivered from their video servers. This Patent was acquired as part of the Company's acquisition of CVS Travelhost.

EMPLOYEES

     The Company employs a total of 10 personnel, six in South Africa and four in California as of January 1, 2002. In South Africa, the personnel consist of two administrative personnel, two technical and two software engineers. The four employees in California consist of two administrative employees and two marketing employees.

RISK FACTORS

     LACK OF OPERATIONS AND PROFITABILITY.

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     The Company is in the development stage and commenced operating activities less than one year ago. It has limited direct history of operations or profits in the industry in which it participates, but its subsidiary has a more extensive operating history.

     UNCERTAINTY OF COMMERCIAL SUCCESS.

     Although the Company is optimistic about its revenue and profitability prospects, there can be no assurance of commercial success of its services. Furthermore, the hotel industry is characterized by rapid change and growth. There can be no assurance that the Company will be able to keep up with the pace of technological change or fund its growth.

     COMPETITION.

     The Company is subject to competition from other companies that may try to emulate or compete with similar products or services. These competitors have been in the business longer than the Company and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies.

     NEED FOR ADDITIONAL FINANCING.

     The Company will require additional financing in order to establish profitable, ongoing operations; there is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.

     DEPENDENCE ON MANAGEMENT.

     The Company is largely dependent upon the efforts and abilities of Mr. Daniel Bender in North America and Mr. Paul Andoniou in South Africa and there can be no assurance that the Company can be successful in operating the Company should the services of Messrs. Bender and Andoniou be unavailable. Mr. Bender's experience in the video, satellite communications and broadcast bring years of applicable experience to the Company. Mr. Andoniou has established and managed international companies and brings vast experience in the intentional pay TV arena. Mr. Andoniou holds a Master's Degree in electrical engineering and a Business Degree in economics from Australian universities.

     DIVIDENDS.

     The Company has never paid a cash dividend on its common stock. The Company is not obligated to pay a dividend on the shares being

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registered hereby, nor does it anticipate payment of any dividends for the foreseeable future. The Company anticipates retaining its earnings to finance its operations, growth, and expansion.

     PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE.

     There currently is a public trading market for the Company's common stock. The Company stock is quoted on the National Quotation Bureau's Electronic Quotation Service (the "Pink Sheets") with the trading symbol "DCII." There can be no assurance that an active public trading market can be sustained. Furthermore, the Company's shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Company.

     DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF THIRD PARTY INFRINGEMENT CLAIMS.

     Although the Company has received patent protection, there can be no assurance that the Company's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent to or superior to the Company's technologies. Additionally, although the Company believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against products and technologies which the Company licenses, or has the rights to use, from third parties. Any such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.

REPORTS TO SECURITY HOLDERS

     The Company has voluntarily filed Form 10-SB in order to become a fully reporting company. This filing was undertaken in order to be eligible for listing on the NASD OTC Bulletin and a listing when qualified on the NASDAQ Small Cap Market. By virtue of being so listed on the NASD OTC Bulletin Board, the Company will have greater access to the public markets for fund raising to assist it with its in Research and Development efforts and

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for the distribution of its products and services.

     This Registration Statement will become automatically effective as of 60 days from the date of filing and consequently, the Company will be required to file annual reports in accordance with the Securities Exchange Act of 1934.

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). The Company's Internet address is www.dcii.com or www.cvs-travelhost.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     During the fiscal year ended December 31, 2000, the Company underwent a major reorganization with the election of new directors, the appointment of new officers and the establishment of a new business plan.

     The Company's primary efforts were directed to the formation and assembling of a management and consulting team, identifying markets, developing product and services and obtaining initial capitalization for entering into the hospitality pay-per view industry. The Company further changed its name to "Digital Concepts International, Inc." on May 16, 2000.

     In May 2000, the Company acquired all of the assets of "The Stage," a sole proprietor company in a transaction accounted for as a purchase. As consideration for this purchase, the Company issued a total of 1,500,002 restricted shares of common stock and executed a Promissory Note in the amount of $765,000. "The Stage" owns real property in California and utilizes the properties to generate rental income.

     In December 2000, the Company acquired 100% of the issued and outstanding shares of CVS-Travelhost International (Pty) Ltd., a South African corporation. As the consideration for this acquisition, the Company issued a total of 900,000 shares of restricted common stock and paid cash in the amount of $50,000. The Company also agreed to pay the additional cash sum of $200,000 to the sellers.

     In February 2001, the Company completed the final installation of its system equipment for a total of all 368 rooms of the four star The Melia Cabo Hotel located in Cabo San Lucas, Mexico. Subsequent to the

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completion of this installation, the Company has received requests from several of the major resort hotels in this same region for the installation of the Company's system.

     During the fiscal year ended December 31, 2000, the Company received rental income from its properties of $125,229. The Company, also during this same period, received interest free loans from its officers and shareholders which totaled $166,500.

     Still further, during this same period, the Company obtained equity financing via a private placement in the amount of $166,000. During the nine month period through September 30, 2001, the Company raised an additional $113,000 via a private placement financing.

     For the fiscal year ended December 31, 2000, the Company had a net operating loss of $158,928; a loss of $0.03 per common share.

     For the nine months ended September 30, 2001, the Company received hotel/movies income of $377,424, rental income of $126,568 and token interest income of $14 for a total income of $504,006. For this nine month period, the Company experienced a net operating loss of $27,027; a loss of $0.0017 per common share.

     The implementation and expansion of the Registrant's business will require a commitment of substantial funds. Additional funding will be required in the future to satisfy capital requirements for the Registrant. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the near-term. At present, there are no funds committed to the Registrant, and no offer for equity or debt financing is imminent.

     There can be no assurance that competitors will not market products and services that have certain competitive advantages over those of the Registrant. Furthermore, the markets for the Registrant's services may be particularly volatile due to the changing nature of personal computer usage. The Internet is changing the way technology and technology markets are developing and sufficient data and market studies are not available for any thorough analysis in determining the long-term viability of the Registrant's business plan. The Registrant will rely on the experiences of its management team to make strategic decisions with respect to its

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operations. The lack of clear and reliable market information dramatically increases the risks of the Registrant in making correct market assumptions.

     The dynamic nature of personal and business computer usage and the desire to utilize personal computers by both business and vacation travelers will require additional investment by the Registrant in research and development. In order to be competitive in the near-term and in the foreseeable future, the Registrant will be required to continue to upgrade its existing services and to develop new services. Such activities will require substantial additional capital to provide for engineering personnel and infrastructure, including the potential need for additional facilities and equipment. At present, the Registrant is focused primarily on the introduction and technical support of its present services. It will continue to evaluate its needs related to future research and development activities.

     The present state of the economy and the effect of the September 11, 2001 terrorist attack has had and will continue to have a material effect on the travel and hotel industry.

     Other than this catastrophic event, there are no known trends, events, or uncertainties, other than those discussed above, that have had or are reasonably expected to have a material impact on the net sales or other revenues from continuing operations of the Registrant.

     Seasonality is not expected to have a material effect on the financial condition or results of operations of the Registrant.

     Other than those discussed above, the Registrant is unaware of any material events and uncertainties that would cause its reported financial information not to be indicative of future operating results or of its future financial condition. The Registrant's cost of goods and labor, now and in the future, is somewhat predictable and anticipated periodic increases in such costs are not expected to have a material adverse effect on operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.

     Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, the demand for the Registrant's products and services, and other factors identified from time to time in the

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Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listing in this report.

     The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's principal office is located at 3838 Camino Del Rio North, Suite 333, San Diego, California 92108 which is supplied at no cost. The office is approximately 1,300 square feet and is shared with the Company's counsel.

     The Company owns two industrial properties with a total of 12,000 square feet that are presently leased to various production companies. These two properties are located at 9621 and 9623 Canoga Avenue, Chatsworth, California 91311

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMEMENT

     The following table sets forth information as to the shares of common stock owned as of February 28, 2002. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

1. Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the 24,151,002 outstanding shares of the Registrant.

2.   Each director.
3.   Each of the officers names in the summary compensation table.
4.   All of the directors and officers as a group.

                NAME                         NUMBER                     PERCENT
                ----                         ------                     -------

        1.      David Bender                 5,100,000                   21.12%

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

        2.      Jack S. Michaelson           5,000,000                   20.70%

        3.      Paul Andoniou                  628,500                    2.60%

        4.      John P. Gallo                1,600,000                    6.63%

        5.      Jayne Littman                4,942,000                   20.45%

        6.      Joe Martinez                 1,500,000                    6.21%

        7.      VDSF Limited
                  Partnership                3,800,000                   15.73%

        8.      Directors and Officers
                  as a Group                12,228,500                   50.63%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

                                                                SERVED
       NAME                    AGE    POSITION             TERM       SINCE
       ----                    ----   --------             ----       -----
1.    Daniel Bender           57     Director, CEO        Annual     4/2000
                                     and President

2.    Jack S. Michaelson      53     Director, COO        Annual     4/2000
                                     and Secretary

3.    Paul Andoniou           47     Director, Chief      Annual     1/2001
                                     Operating Officer

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
                                     South Africa and
                                     Australia

4.    Joe Martinez            55     Chief Operations     N/A        1/2001
                                     Officer - Latin
                                     America

DANIEL BENDER
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

     Mr. Daniel Bender brings direct and significant management and operational experience and related expertise for the Company. Mr. Bender has over 30 years of combined experience in both the entertainment and satellite business. He has started a number of satellite subscription broadcast channels and later sold them and assisted in taking them public on the NASDAQ Exchange. He also served as a director and officer for these same companies. Mr. Bender has also started a subscription ad authorization center to authorize ad activate the satellite customer. Mr. Bender has also negotiated all satellite broadcast contracts with companies such as ATT Skynet and Loral Space Communications. He also has negotiated all uplink agreements and encryption contracts with General Instrument for satellite broadcast.

JACK S. MICHAELSON, PHD
CHIEF OPERATING OFFICER, SECRETARY AND DIRECTOR

     Dr. Jack S. Michaelson brings to the Company 30 years of both significant knowledge and management experience in sales and the satellite business. He has traveled extensively to foreign markets and is highly regarded by his industry peers. Currently Dr. Michaelson owns and operates Midnight Satellite Programming, Inc. which is a content provider to the cable TV and satellite market. Dr. Michaelson was also the owner of Conversions Plus, Inc., a video mastering lab for the entertainment industry. He was also the owner of Smart Leasing Corp. which provided broadcast equipment for the entertainment industry. He has merged these two companies into Starcom Management Group which provides a variety of services to the entertainment industry.

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PAUL ANDONIOU
CHIEF OPERATIONS OFFICER - SOUTH AFRICA AND AUSTRALIA

     Mr. Paul Andoniou has been involved with telecommunications and telephony companies in Australia since deregulation. He has started, managed and successfully sold several companies in this field during the last ten years to various local service providers. Since 1987, he has also been involved in the pay TV industry and more specifically, the Hotel Pay TV as the founder and owner of CVS Travelhost International, Inc. (recently acquired by the Company). CVS Travelhost, a South African based company was established in 1997 to cater to Southern Africa's Hotel Pay TV market. Mr. Andoniou has also established and managed international companies and brings to the Company vast experience in the international pay TV arena. Mr. Andoniou holds a Master's Degree in Electrical Engineering and a Business Degree in Economics from Australian universities.

JOE MARTINEZ
CHIEF OPERATIONS OFFICER - LATIN AMERICA

     Mr. Joe Martinez has been involved with the satellite market in Mexico and Latin America for over twelve years with a satellite wholesale distribution company. He is founder and owner of Southwest Wholesale USA in National City, California and Southwest Wholesale DE Mexico SA in Mexico. He has been a major distributor for all major hotels, resorts and a provider of satellite equipment and service. His vast experience in Mexico and Latin America brings a most valuable background and expertise to the Company's management team.


ITEM 6.  EXECUTIVE COMPENSATION

     The Registrant employs its officers on and "at will" basis at the pleasure of the Board of Directors.

     SUMMARY COMPENSATION TABLE

     There was no executive or officer who received any cash compensation in excess of $100,000 in the years of 2000 and 2001.

     OFFICERS                      SALARY           OTHER ANNUAL COMPENSATION
     --------                      ------           -------------------------
1.    Daniel Bender                 $ -0-                    $ -0-
2.    Dr. Jack S. Michaelson        $ -0-                    $ -0-
3.    Paul Andoniou                 $ -0-                    $ -0-
4.    Joe Martinez                  $ -0-                    $ -0-

     No officer or director has been granted a stock purchase option at this time.

     Daniel Bender and Dr. Jack S. Michaelson were each issued a total of 5,000,000 shares of restricted common stock on May 16, 2001 as compensation for their employment services for the calendar years 2000 and 2001.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the fiscal year ended December 31, 2000, the President, Daniel Bender, loaned the Company a total of $54,000 on an interest free basis. Dr. Jack S. Michaelson, the Secretary and a Director during this same time period, loaned the Company a total of $41,500 also on an interest free basis. The Company plans to repay these loans as its cash flow permits.

ITEM 8.  DESCRIPTION OF SECURITIES

     (a) COMMON STOCK: At February, 2002, the Registrant had 24,151,002 shares of common stock outstanding. The Registrant's Articles of Incorporation, filed June 27, 1997 authorized the issuance of up to 50,000,000 of the Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

     In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     (b) PREFERRED STOCK: The Registrant is not presently authorized to issue preferred stock from.

     (c) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK":
By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

     Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

     Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

     Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

     However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (a) MARKET INFORMATION: The Registrant's common stock trades on the National Quotation Bureau Electric Quotation Service under the symbol "DCII." The Registrant's common stock price as of the close of business as of February 28, 2002 was $3.00 per share.

     (b) PRICE RANGE: The Registrant was originally cleared for trading on October 18, 1999 but there has been very limited trading volume to date. The following is the range of the high and low bids for the Registrant's common stock for each quarter of 2000 and 2001 as determined by the over-the-counter market quotations reflecting inter-dealer prices without retail market, mark-down or commission and these may not represent actual transactions.

                                2000
                                ----

        QUARTER                 HIGH BID                    LOW BID
        -------                 --------                    ------
         March                  $-0-                        $-0-

         June                   $-0-                        $-0-

         September              $-0-                        $-0-

         December               $-0-                        $-0-


                                2001
                                ----

        QUARTER                 HIGH BID                    LOW BID
        -------                 --------                    -------
         March                  $3.25                       $2.00

         June                   $3.50                       $.25

         September              $3.00                       $3.00

         December               $3.00                       $3.00

     (c)HOLDERS:The Registrant has approximately 40 common stock shareholders.

     (d) DIVIDENDS: The Registrant has not declared or paid any cash dividends on its common stock, does not anticipate that any dividends will be declared nor paid in the foreseeable future, and intends to retain earnings to finance the development and expansion of the company's operations.

ITEM 2.  LEGAL PROCEEDINGS

          The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

          (a) RECENT SALES: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

     1. On October 3, 2000, 1,500,002 shares of common stock at $1.00 per share were issued for the purchase of three (3) real properties for a total value of $1,500,002.

     2. On October 3, 2000, a total of 218,000 shares of common stock at $.01 per share were issued as compensation for various services provided to the Company for $2,180 of services.

     3. On October 3, 2000, a total of 900,000 shares of common stock at $2.50 per share were issued pursuant to a Share Purchase Agreement for a total of $2,250,000.

     4. From October 3, 2000 through September 14, 2001, a total of 102,000 shares of common stock at $2.50 per share were issued pursuant to a Regulation D, Rule 504 Offering for cash of $255,000.

     5. On January 26, 2001, a total of 26,668 shares of common stock at $2.50 per share were issued as consideration for the acquisition of a Software Source Code for a value of $66,670.

     6. On April 19, 2001, a total of 4,000 common shares at $5.00 per share were issued for cash of $20,000

     7. On April 25, 2001, a total of 5,000 shares of common stock at $2.00 per share were issued for administrative services for $10,000 of services.

     8. On May 16, 2001, a total of 15,860,000 shares of common stock at $.01 per share were issued for various services provided to the Company for $158,600 of services.

     9. On May 23, 2001, a total of 150,000 shares of common stock at $.01 per share were issued for various consulting services for $1,500 of services.

     (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 1,500,002 common shares listed at Item 4(a)1, the 218,000 shares listed at Item 4(a)2, the 628,500 shares listed at Item 4(a)3, the 26,668 common shares listed at Item 4(a)5, the 4,000 shares listed at Item 4(a)6, the 5,000 shares listed at
Item 4(a)7, the 15,860,000 shares listed at Item 4(a)8 and the 150,000 shares listed at Item 4(a)9, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act") and the Florida Securities and Investor Protection Act,
Section 517.061 (the "Florida Statute").

     With respect to the issuance of the 102,000 common shares listed at Item 4(a)4, such issuance was made in reliance upon the private placement exemptions provided by Section 4(2) of the Act, SEC Regulation D, Rule 504 of the Act and the Florida Statute.

     (c) BASIS FOR RELIANCE UPON EXEMPTION FROM REGISTRATION: The Registrant has relied upon the private placement exemptions from registration provided by
Section 4(2) of the Securities Act of 1933 as amended (the "Act") and SEC Regulation D, Rule 504 of the Act. With respect to the Rule 504 exemption, this type of offering is available to issuers who are not reporting companies, investment companies or "blank check" companies. Accordingly, this offering was available to the Registrant. A further requirement is that the offering may not exceed $1,000,000 in any twelve (12) month period. There is no limitation on the number of purchasers nor is there a requirement that such purchasers be accredited investors. All of the shares issued pursuant to Rule 504 offering satisfied these requirements.

     Those shares not issued pursuant to Rule 504 were issued pursuant to
Section 4(2) of the Act which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Registrant utilized this Section 4(2) exemption by providing prospective purchasers with such sufficient information and required that all such purchasers be financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments.

     In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Real Estate Purchase Agreement, a Subscription Agreement, a Consulting Agreement, a Software Source Code Purchase Agreement or a Share Purchase Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

     1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

     2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

     3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

     4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation limit the liability of its directors to the fullest extent permitted by Florida law. Article X of the Articles of Incorporation provides "To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance." Liability under federal securities law is not limited by the Articles.

                                    PART F/S

     The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.

                              FINANCIAL STATEMENTS

     NO.                 DESCRIPTION
     ---                 -----------

       FS-1           Digital Concepts International, Inc. Consolidated
                      Financial Statements for Periods ended March 31, 2002 and 2001 (unaudited, prepared by management)

       FS-2           Digital Concepts International, Inc. Consolidated Audited
                      Financial Statements for the Fiscal Years Ended
                      December 31, 2001 and 2000

       FS-3 July Project IV Corp. Audited Financial Statements for the Fiscal Year Ended December 31, 1999


                                    PART III

ITEM 1. INDEX TO EXHIBITS.

     The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2. DESCRIPTION OF EXHIBITS.

     The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:


     EXHIBIT NO.           DESCRIPTION

        2                  CHARTER AND BY-LAWS

            2.1 Certificate of Amendment of Articles of Incorporation of July Project IV Corp. changing name to "DIGITAL
                           CONCEPTS INTERNATIONAL, INC."*

            2.2            Articles of Incorporation of July Project IV Corp.*

            2.3            By-Laws of July Project IV Corp.*

            2.4            Certificate of Name Change of Unitrade 693 (Pty) Ltd.
                           changing name to "CVS- TRAVELHOST INTERNATIONAL (PTY)
                           LTD."*

            2.5            Certificate of Incorporation of Unitrade 693
                           (Pty) Ltd.*

            2.6            Memorandum of Association of Unitrade 694
                           (Pty) Ltd.*

        3. NONE            INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

        5. NONE            VOTING TRUST AGREEMENTS

        6.                 MATERIAL CONTRACTS

            6.1            Share Purchase Agreement for acquisition of CVS
                           Travelhost International (Pty) Ltd.*

            6.2            Deed of Assignments of Patents and Trade
                           Marks*

            6.3            Sale and Purchase Agreement between Asian Link
                           Engineering Ltd. and CVS Travelhost International
                           Pty, Ltd.*

            6.4            License Agreement between Filmbank
                           Distributors United and CVS - Travelhost S.A.*

        7. NONE            MATERIAL FOREIGN PATENTS



* Previously filed.

                                   SIGNATURES

      In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DIGITAL CONCEPTS INTERNATIONAL, INC.



Date: June 25, 2002           BY:  /s/ DANIEL BENDER
                                 -------------------------------
                                   DANIEL BENDER
                                   President

                              FINANCIAL STATEMENTS

          No.                    Description
          ---                    -----------
         FS-1 Digital Concepts International, Inc. Financial Statements for Periods Ended March 31, 2002 and 2001 (unaudited, prepared by management).

         FS-2 Digital Concepts International, Inc. Consolidated Audited Financial Statements for Fiscal Years Ended December 31, 2001 and 2000*.

         FS-3 July Project IV Corp. Audited Financial Statements for Fiscal Year Ended December 31, 1999.

                                  EXHIBIT FS-1
                                  ------------
                      Digital Concepts International, Inc.
                     Financial Statements for Periods Ended
                             March 31, 2002 and 2001
                      (unaudited, prepared by management).

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                              FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                            MARCH 31, 2002 AND, 2001

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----

Consolidated Balance Sheets                                               2 - 3

Consolidated Statements of Operations                                       4

Consolidated Statements of Changes in
     Shareholders' Equity                                                   5

Consolidated Statements of Cash Flows                                     6 - 7

Notes to Financial Statements                                             8 - 16

Consolidated Statements of Operations
     Information                                                           18

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 2002 AND 2001


                                     ASSETS

                                                           March 31,                   March 31,
                                                             2002                        2001
                                                          -----------                 -----------
CURRENT ASSETS
  Cash                                                    $     7,106                  $    6,108
  Receivables                                                  66,120                     115,307
  Receivable - other                                           10,500                           0
  Prepaid expenses                                                  0                      35,755
  Inventory                                                    18,787                           0
                                                          -----------                 -----------

    Total Current Assets                                      102,513                     157,170
                                                          -----------                 -----------


BUILDING AND EQUIPMENT (NOTES 1 AND 3)
  Land                                                        165,825                     253,825
  Building                                                    663,300                   1,015,300
  Vehicles                                                     12,530                      37,532
  Machinery and equipment                                   1,961,650                   1,831,758
  Furniture and fixtures                                       31,257                     107,474
  Less: accumulated depreciation                             (261,031)                    (76,110)
                                                          -----------                 -----------

    Total Building and Equipment                            2,573,531                   3,169,779
                                                          -----------                 -----------


OTHER ASSETS (NOTES 1, 2 AND 3)
  Deposits                                                     20,267                           0
  Prepaid taxes                                                63,797                           0
  Intangibles (net)                                         1,138,733                   2,421,359
                                                          -----------                 -----------

    Total Other Assets                                      1,222,797                   2,421,359
                                                          -----------                 -----------

    TOTAL ASSETS                                          $ 3,898,841                 $ 5,748,308
                                                          ===========                 ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             MARCH 31, 2002 AND 2001


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                           March 31,                March 31,
                                                                             2002                     2001
                                                                          ----------               ----------
CURRENT LIABILITIES
  Accounts payable                                                        $  340,898               $   23,628
  Taxes payable                                                                3,589                        0
  Accrued expenses                                                                 0                   81,825
  Current portion - long-term debt                                           101,199                  259,483
                                                                          ----------               ----------

    Total Current Liabilities                                                445,686                  364,936
                                                                          ----------               ----------


NON-CURRENT LIABILITIES
  Notes payable - banks (Note 5)                                             859,380                1,435,298
  Note payable - other (Note 5)                                              150,000                  200,000
  Advances from officers (Note 4)                                            195,893                  166,500
  Less current portion (Note 5)                                             (101,199)                (259,483)
                                                                          ----------               ----------

    Total Non-Current Liabilities                                          1,104,074                1,542,315
                                                                          ----------               ----------

    Total Liabilities                                                      1,549,760                1,907,251
                                                                          ----------               ----------

SHAREHOLDERS' EQUITY
  Capital stock, common, $.001 par value,
    50,000,000 shares authorized and 25,542,502
    shares issued and outstanding                                             25,542                    7,497
  Additional paid-in capital                                               3,102,864                3,962,049
  Retained earnings (deficit)                                               (779,325)                (128,489)
                                                                          ----------               ----------

    Total Shareholders' Equity                                             2,349,081                3,841,057
                                                                          ----------               ----------

    TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                                                $3,898,841               $5,748,308
                                                                          ==========               ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001



                                                       March 31,             March 31,
                                                         2002                  2001
                                                      -----------           ----------
REVENUE
  Hotel/Movies income                                 $    76,753           $  165,722
  Rental income                                            30,261               51,183
  Interest income                                               0                    8
  Other income                                             24,537                    0
                                                      -----------           ----------

    Total Revenue                                         131,551              216,913
                                                      -----------           ----------


OPERATING COSTS AND EXPENSES
  General and administrative                               70,866              102,870
  Royalties/Cost of sales                                     406               58,566
  Depreciation and amortization                                 0                    0
  Interest expense                                         13,615               23,038
                                                      -----------           ----------

    Total Operating Costs and Expenses                     84,887              184,474
                                                      -----------           ----------

    Net Operation Income (Loss)                       $    46,664           $   32,439
                                                      ===========           ==========

Net income per share available to common
  shareholders: basic and diluted                     $     0.002           $    0.004
                                                      ===========           ==========

Weighted - average number of common shares
  outstanding                                          25,542,502            7,495,002
                                                      ===========           ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001


                                No. of           Common          Paid-In         Retained
                                Shares            Stock          Capital         (Deficit)         Total
                             -------------    ------------    -------------    -------------    -----------
Balance
    December 31, 2000            7,493,002    $      7,493    $   3,952,053    $    (160,928)   $ 3,798,618

Issuance of shares
    for cash                         4,000               4            9,996                          10,000

Net income (loss)
    March 31, 2001                                       0                0           32,439         32,439
                             -------------    ------------    -------------    -------------    -----------

Balance
    March 31, 2001               7,497,002    $      7,497    $   3,962,049    $    (128,489)   $ 3,841,057
                             =============    ============    =============    =============    ===========



                                No. of           Common          Paid-In         Retained
                                Shares            Stock          Capital         (Deficit)         Total
                             -------------    ------------    -------------    -------------    -----------
Balance
    December 31, 2001           25,542,502    $     25,542    $   3,102,864    $    (825,989)   $ 2,302,417

Net income (loss)
    March 31, 2002                                       0                0           46,664         46,664
                             -------------    ------------    -------------    -------------    -----------

Balance
    March 31, 2002              25,542,502    $     25,542    $   3,102,864    $    (779,325)   $ 2,349,081
                             =============    ============    =============    =============    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001


                                                                         March 31,         March 31,
                                                                           2002              2001
                                                                         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Cash receipts from customers                                           $  70,622         $  52,926
  Rental revenue                                                            30,261            51,183
  Cash paid for expenses                                                   (89,173)          (92,549)
  Interest paid                                                            (13,615)          (23,038)
  Interest income                                                                0                 8
                                                                         ---------         ---------

    Total cash flows (used) by operating activities                         (1,905)          (11,470)
                                                                         ---------         ---------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of fixed assets                                                  (9,137)                0
                                                                         ---------         ---------

    Total cash flow from investing activities                               (9,137)                0
                                                                         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments on debt                                                (4,342)           (1,164)
  Issuance of stock for cash                                                     0            10,000
  Loan proceeds from shareholders                                           12,333                 0
                                                                         ---------         ---------

    Total cash flows from financing activities                               7,991             8,836
                                                                         ---------         ---------

NET INCREASE (DECREASE) IN CASH                                             (3,051)           (2,634)

CASH AT DECEMBER 31, 2001 AND 2000,
  RESPECTIVELY                                                              10,157             8,742
                                                                         ---------         ---------

CASH AT MARCH 31, 2002 AND 2001,
  RESPECTIVELY                                                           $   7,106         $   6,108
                                                                         =========         =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001


                                                              March 31,          March 31,
                                                                2002               2001
                                                              ---------         -----------
RECONCILIATION OF NET INCOME (LOSS) TO
  TO NET CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
  Net Income (Loss)                                           $  46,664         $    32,439
                                                              ---------         -----------

ADJUSTMENTS TO RECONCILE NET LOSS TO
  NET CASH USED IN OPERATING ACTIVITIES
  Depreciation and amortization                                       0                  0
  (Increase) in receivables                                     (30,668)          (113,607)
  (Increase) in prepaid expenses                                      0            (35,755)
  (Increase) in other receivables                               (10,500)                 0
  (Increase) in deposits                                         (8,885)                 0
  Increase in accounts payable                                    1,484             23,628
  Increase in accrued expenses                                        0             81,825
                                                              ---------         -----------

    Total Adjustments                                           (48,569)            (43,909)
                                                              ---------         -----------

NET CASH FLOWS (USED) FROM
  OPERATING ACTIVITIES                                        $  (1,905)        $   (11,470)
                                                              =========         ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 1 -  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         The Company primarily supplies and installs digital entertainment systems, provides high speed wireless internet services, and provides tracking of guest billings and hotel administrative functions to major hotels worldwide.

         The Company has acquired CVS-Travelhost International (Pty), Ltd. (the Subsidiary) by acquiring all of the subsidiary's common stock. For accounting purposes the acquisition has been treated as a purchase.

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of Digital Concepts International, Inc. -- a Florida corporation (the "Company") (formerly July IV Project Corporation) and its wholly-owned subsidiary, CVS-Travelhost International (Pty), Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include demand deposits with financial institutions and highly liquid debt instruments with original maturities of 90 days or less.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

REVENUE RECOGNITION

         The Company uses the accrual basis of accounting. Accordingly, revenues are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

INCORPORATION AND ORGANIZATION COSTS

         Costs incurred to incorporate the Company have been permanently capitalized.

         Administrative and development expenses incurred before the Company began operations have been capitalized as incorporation and organization costs. These costs began being amortized over a period of five to fifteen years when the Company began operation in May 2000.

DEPRECIATION

         Property and equipment are depreciated on the straight-line method for financial reporting purposes over their estimated useful lives as follows:

                 Vehicles                                       5 years
                 Office furniture and equipment                 7 years
                 Building                                      39 years

         Repairs and maintenance that do not extend the useful life of the assets are charged to operations as incurred.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)


INTANGIBLE ASSETS

         Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

PER SHARE DATA

         Per share data is computed by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding during each period.

INCOME TAXES

         The Financial Accounting Standards Board (FASB) has issued Statement 109 "Accounting for Income Taxes," which supersedes APB No. 11, "Accounting for Income Taxes." The Company currently accounts for income taxes under FASB 109.

         At December 31, 2001, the Company has federal and state net operating losses carryforward of $344,501. These losses can be used to offset future taxable income of the Company.

FOREIGN OPERATIONS AND EXCHANGE GAINS AND LOSSES

         Operations of the company's subsidiary, CVS-Travelhost International
         (Pty), Ltd., are conducted in South African currency as the functional currency. During the period ended March 31, 2002 and 2001, the realized foreign currency gains or losses were immaterial and not reflected in these consolidated financial statements.

RECLASSIFICATIONS

         Certain reclassifications were made to the 2001 financial statements to conform to the 2002 presentation. These reclassifications had no effect on net income (loss) for 2001.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)


FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

         CASH AND CASH EQUIVALENTS AND INVENTORY. The carrying amount is a reasonable estimate of fair value.

         ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND LOANS RECEIVABLE. The carrying value of accounts receivable, prepaid expenses and loans receivable approximates the fair value due to the short-term nature of these instruments.

         ACCOUNTS PAYABLE AND ACCRUED EXPENSES. The carrying value of accounts payable and accrued expenses approximates the fair value due to short-term nature of these instruments.

         NOTES PAYABLE. The carrying amount is a reasonable estimate of fair value as interest rates and interest rates on long-term borrowings have not changed significantly from interest rates for similar loans at March 31, 2002.

NET LOSS PER COMMON SHARE

         Basic loss per common share (Basic EPS) excludes dilution and is computed by dividing net loss available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net loss per share. All potential common shares are anti-dilutive; therefore, Basic EPS equal Diluted EPS.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 2 - CVS-TRAVELHOST INTERNATIONAL (PTY) LTD.

         CVS-Travelhost International (Pty) Ltd., a Foreign Corporation, was formed in South Africa. The corporation supplies and installs digital entertainment systems, provides high speed wireless internet services, and provides tracking of guest billings and hotel administrative functions to major hotels worldwide.

         In December 2000, the Company acquired 100% of the stock of the Subsidiary in a transaction accounted for as a purchase. The Company issued 850,000 shares of its common stock valued at $2.50 per share and $50,000 in cash, $200,000 in note payable and assumed liabilities of $131,050 in connection with the acquisition.

         In 2001, the Company issued an additional 1,150,000 shares of common stock to reduce the note payable by $50,000 and extend the note for a year.

         The purchase price was allocated as follows:

                                                                   2000
                                                                -----------

               Vehicles                                         $    37,532
               Furniture and fixtures                                32,474
               Film library                                       1,485,000
               Covenant-not-to-compete*                             300,000
               Hotel licenses and agreements
                 with content  providers*                           400,000
               Goodwill*                                             45,880
               Other assets                                         205,164
               Liabilities assumed                                 (131,050)
                                                                -----------

                 Total purchase price                           $ 2,375,000
                                                                ===========

         * Intangibles were being amortized using the straight-line method over a period of fifteen years.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 3 - ACQUISITION

         In May 2000, the Company acquired all of the assets of "The Stage", a sole proprietor company in a transaction accounted for as a purchase. Digital Concepts International, Inc. issued 1,500,000 shares of its common stock and a note for $766,500 in connection with the acquisition. "The Stage" owns real estate property in California and uses the properties for rent.

         The purchase price was allocated as follows:

                                                             2000
                                                         ------------

                Land                                     $    253,825
                Building                                    1,011,175
                Equipment                                     172,195
                Video rights*                                 375,000
                Goodwill*                                     985,000
                Liabilities assumed                          (766,500)
                                                         ------------

                  Total purchase price                   $  2,030,695
                                                         ============

         The note payable created in connection with the purchase is due upon demand and bears no interest. The real estate is pledged as collateral for the note.

           * Intangibles were being amortized using the straight-line method over a period of fifteen years.

           * In 2001, Goodwill was written-off. Certain assets were also written down. A corresponding note payable was written-off.

NOTE 4 - ADVANCES FROM OFFICERS - RELATED PARTY PAYABLES

         The Company has received various amounts from its officers/shareholders that were used for various Company operating expenses. The advances are payable upon demand and bear no interest. At March 31, 2002 and 2001, amount owed to officers/shareholders was $195,893 and $166,500, respectively.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 5 - NOTES PAYABLE

         A summary of the Company's notes payable are as follows at March 31:

                                                   2002              2001
                                                -----------       -----------

         Bank, secured (a)                      $    14,761       $    40,055
         Bank, secured (b)                                0           188,478
         Bank, secured (c)                          279,376           285,070
         Bank, secured (d)                          282,393           288,546
         Bank, secured (e)                                0           633,149
         Bank, secured (f)                          150,000           200,000
         Bank, secured (g)                          259,165                 0
         Bank, secured (h)                           23,685                 0
                                                -----------       -----------

                 Total                            1,009,380         1,635,298
         Less: current portion                     (101,199)         (259,483)
                                                -----------       -----------

                 Total                          $   908,181       $ 1,375,815
                                                ===========       ===========

         (a) Bearing interest at 8.75% per annum. Secured by equipment and vehicles. Matures in February 2002.
         (b) Bearing interest at 7% to Guaranty Federal Bank. Payable at the rate of $2,057 per month in interest and principal. Secured by real estate and matures in December 2005.
         (c) Bearing interest at 7.25% to Canyon National Bank. Payable at the rate of $2,508 per month in interest and principal. Secured by real estate and matures in June 2010.
         (d) Bearing interest at 7.25% to Canyon National Bank. Payable at the rate of $2,538 per month in interest and principal. Secured by real estate and matures in June 2010.
         (e) Note payable to a shareholder bears no interest. Payable upon demand and secured by equipment and real estate. This note was written-off in 2001.
         (f) Note payable to a shareholder bears no interest. Payable on March 1, 2003 and is unsecured.
         (g) Bearing interest at 0% to Telljoy. Payable at the rate $5,890 per month and matures in 2005.
         (h) Bearing interest at 12.96% to CMH Finance. Payable at the rate of $572 per month in interest and principal. The note matures in 2006.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 5 - NOTES PAYABLE (Cont.)

         The scheduled principal payments are as follows at March 31:

            Year                              2002                2001
         ----------                       ------------        ------------

            2002                          $    101,199        $    259,483
            2003                               238,108              19,622
            2004                                89,917              21,332
            2005                                68,435              21,532
            2006                                22,972              21,932
         Thereafter                            488,749           1,291,397
                                          ------------        ------------

              Total                       $  1,009,380        $  1,635,298
                                          ============        ============

NOTE 6 - COMMITMENTS AND CONTINGENCIES

GOING CONCERN CONTINGENCY

         The Company has minimal capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise doubt about the Company's ability to continue as a going concern. Management is seeking additional equity financing to fund planned operations; management believes actions currently being taken provide the opportunity for the Company to continue as a going concern. However, there is no assurance that the Company will be able to obtain such financing. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WRITE DOWN OF ASSETS

         Pursuant to the acquisition of "The Stage" (see Note 3), all net intangibles were written-off and certain equipment was written down. The underlying note payable relating to this acquisition was also written-off. The net adjustment reduced additional paid-in capital.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             MARCH 31, 2002 AND 2001


NOTE 7 - DEFERRED TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax asset at March 31 are as follows:

                                                       2002        2001
                                                    ---------    --------
            Deferred Tax Asset:
              Net operatng loss                     $ 162,360    $ 45,230
              Valuation allowance                    (162,360)    (45,230)
                                                    ---------    --------

                                                            0           0
              Less: Non-current                             0           0
                                                    ---------    --------

              Current                               $       0    $      0
                                                    =========    ========

         Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

         The provision for income taxes consists of the following years ended March 31:

                                                       2002        2001
                                                    ---------    --------
            Current:
              Federal                               $       0    $      0
              State                                         0           0
                                                    ---------    --------

                                                            0           0

            Deferred                                        0           0
                                                    ---------    --------

                Total                               $       0    $      0
                                                    =========    ========

                            SUPPLEMENTARY INFORMATION

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

                                                          March 31,    March 31,
                                                             2002        2001
                                                          ---------    ---------
GENERAL AND ADMINISTRATIVE EXPENSES
  Auto expense                                            $     804    $     187
  Bank charges                                                  509          370
  Commissions and consulting                                  4,253       13,509
  Dues and subscriptions                                          0            5
  Equipment rental                                                0        1,583
  Independent contractors                                    10,497       15,790
  Insurance                                                     562        1,436
  Internet                                                        0        3,105
  Legal and professional                                      1,186        2,415
  Licenses                                                       18           86
  Miscellaneous                                                 177          289
  Office expense                                              3,477        5,084
  Rent                                                        5,184        3,038
  Repairs and maintenance                                     3,611        3,532
  Salaries and wages                                         18,668       26,547
  Satellite                                                       0        8,210
  Telephone and utilities                                    11,032       10,480
  Travel and entertainment                                   10,888        7,204
                                                          ---------    ---------

    Total General and Administrative Expenses             $  70,866    $ 102,870
                                                          =========    =========


   The accompanying notes are an integral part of these financial statements.

                                  EXHIBIT FS-2
                                  ------------
                      Digital Concepts International, Inc.
              Consolidated Audited Financial Statements for Fiscal
                     Years Ended December 31, 2001 and 2000.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Independent Auditor's Report on the
     Financial Statements                                                 3 - 4

Consolidated Balance Sheets                                               5 - 6
Consolidated Statements of Operations                                       7
Consolidated Statements of Changes in
     Shareholders' Equity                                                   8
Consolidated Statements of Cash Flows                                     9 - 11
Notes to Financial Statements                                            12 - 20

Independent Auditor's Report on Supplementary
     Operation Information                                                 22

Consolidated Statements of Operations
     Information                                                           23

Independent Auditor's Report on Schedules                                  24

Schedule I- Properties, Building and Equipment                             25
Schedule II - Accumulated Depreciation of Building
     and Equipment                                                         26

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Digital Concepts International, Inc.
Valley Center, California

We have audited the accompanying consolidated balance sheets of Digital Concepts International, Inc. and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of CVS Travelhost International (PTY) Ltd., a wholly-owned subsidiary, whose statements reflect total assets of $604,229 and $340,029 as of December 31, 2001 and 2000, respectively and total revenues of $301,036 and $247,544 for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for CVS Travelhost International (PTY) Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Concepts International, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors
Digital Concepts International, Inc.
Page 2



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has minimal capital resources presently available to meet obligations. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/


Matranga & Correia

May 21, 2002
La Jolla, California

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


                                     ASSETS

                                                             2001                        2000
                                                          -----------                 -----------
Current Assets
  Cash                                                    $    10,157                  $    8,742
  Account receivables                                          35,452                       1,700
  Inventory                                                    18,787                           0
                                                          -----------                 -----------

    Total current assets                                       64,396                      10,442
                                                          -----------                 -----------


Building and Equipment (Notes 1 and 3)
  Land                                                        165,825                     253,825
  Building                                                    663,300                   1,015,300
  Vehicles                                                     12,530                      37,532
  Machinery and equipment                                   1,952,513                   1,831,758
  Furniture and fixtures                                       31,257                     107,474
  Less: accumulated depreciation                             (261,031)                    (76,110)
                                                          -----------                 -----------

    Total building and equipment                            2,564,394                   3,169,779
                                                          -----------                 -----------


Other Assets (Notes 1, 2 and 3)
  Deposits                                                     11,382                           0
  Prepaid taxes                                                63,797                           0
  Intangibles (net)                                         1,138,733                   2,421,359
                                                          -----------                 -----------

    Total other assets                                      1,213,912                   2,421,359
                                                          -----------                 -----------

    Total assets                                          $ 3,842,702                 $ 5,601,580
                                                          ===========                 ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                             2001                     2000
                                                                          ----------               ----------
Current Liabilities
  Accounts payable                                                        $  339,414               $        0
  Taxes payable                                                                3,589                        0
  Advances from officers (Note 4)                                            183,560                  166,500
  Current portion - long-term debt                                           101,199                  664,724
                                                                          ----------               ----------

    Total current liabilities                                                627,762                  831,224
                                                                          ----------               ----------


Non-Current Liabilities
  Notes payable - banks (Note 5)                                             863,722                  803,313
  Note payable - other (Note 5)                                                    0                  633,149
  Note payable - other (Note 5)                                              150,000                  200,000
  Less current portion (Note 5)                                             (101,199)                (664,724)
                                                                          ----------               ----------

    Total non-current liabilities                                            912,523                  971,738
                                                                          ----------               ----------

    Total liabilities                                                      1,540,285                1,802,962
                                                                          ----------               ----------

Shareholders' Equity
  Capital stock, common, $.001 par value,
    50,000,000 shares authorized and
    25,542,502 shares issued and outstanding                                  25,542                    7,714
  Additional paid-in capital                                               3,102,864                3,951,832
  Retained earnings (deficit)                                               (825,989)                (160,928)
                                                                          ----------               ----------

    Total shareholders' equity                                             2,302,417                3,798,618
                                                                          ----------               ----------

    Total liabilities and
      shareholders' equity                                                $3,842,702               $5,601,580
                                                                          ==========               ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           DECEMBER 31, 2001 AND 2000



                                                         2001                  2000
                                                      -----------           ----------
Revenue
  Movie income                                        $   318,003           $        0
  Rental income                                           168,458              125,229
                                                      -----------           ----------

    Total revenue                                         486,461              125,229
                                                      -----------           ----------


Operating Costs and Expenses
  General and administrative                              660,120              108,968
  Depreciation and amortization                           363,213              151,205
  Interest expense                                         75,245               23,984
                                                      -----------           ----------

    Total operating costs and expenses                  1,098,578              284,157
                                                      -----------           ----------

Other Income (Expenses)
  Interest income                                             103                    0
  Gain (loss) on sale of assets                           (35,723)                   0
  Gain (loss) on foreign currency exchange                (17,324)                   0
                                                      -----------           ----------

    Total other income (expenses)                         (52,944)                   0
                                                      -----------           ----------

    Net operating (loss)                              $  (665,061)          $ (158,928)
                                                      ===========           ==========

Net loss per share available to common shareholders:
  Basic and diluted                                   $     (0.04)          $    (0.02)
                                                      ===========           ==========

Weighted-average number of
  common shares outstanding                            16,628,502            6,357,251
                                                      ===========           ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           DECEMBER 31, 2001 AND 2000


                                No. of           Common          Paid-In         Retained
                                Shares            Stock          Capital         (Deficit)         Total
                             -------------    ------------    -------------    -------------    -----------
Balance
    January 1, 2000              5,000,000    $      5,000    $      (3,000)   $      (2,000)   $         0


Additional paid-in capital/
    software acquisition           249,500             249           99,751                         100,000

Acquisition of Subsidiary          850,000             850        2,174,150                       2,175,000

Issuance of shares
    for fixed assets             1,500,000           1,500        1,376,046                       1,377,546

Issuance of shares
    for cash                        75,000              75          204,925                         205,000

Issuance of shares
    for patent                      40,002              40           99,960                         100,000

Net income (loss)
    fiscal year 2000                                                                (158,928)      (158,928)
                             -------------    ------------    -------------    -------------    -----------
Balance
    December 31, 2000            7,714,502    $      7,714        3,951,832         (160,928)     3,798,618

Issuance of shares
    for cash                    16,678,000          16,678           82,322                          99,000

Issuance of shares
    for debt reduction           1,150,000           1,150           48,850                          50,000

Write-down of assets                                               (980,140)                       (980,140)

Net income (loss)
    fiscal year 2001                                                                (665,061)      (665,061)
                             -------------    ------------    -------------    -------------    -----------

Balance
    December 31, 2001           25,542,502    $     25,542    $   3,102,864    $    (825,989)   $ 2,302,417
                             =============    ============    =============    =============    ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                            2001              2000
                                                                         ----------        ----------
Cash Flows from Operating Activities:
  Movie revenue                                                          $  282,551        $        0
  Rental revenue                                                            170,158           125,229
  Cash paid for expenses                                                   (428,407)         (110,668)
  Interest paid                                                             (75,245)          (23,984)
  Interest received                                                             103                 0
                                                                         ----------        ----------

    Total cash flows from operating activities                              (50,840)           (9,423)
                                                                         ----------        ----------

Cash Flows from Investing Activities:
  Capital expenditures                                                     (393,107)         (130,829)
  Purchase of public shell                                                        0          (200,000)
  Organization costs                                                              0                 0
  Proceeds from sale of assets                                              404,145           (91,127)
                                                                         ----------        ----------

    Total cash flows from investing activities                               11,038          (421,956)
                                                                         ----------        ----------

Cash Flows from Financing Activities:
  Proceeds from officers' loan                                               55,560           190,545
  Principal payments on debt                                               (392,355)          (55,424)
  Proceeds from long-term debt                                              279,012
  Issuance of stock for cash                                                 99,000           305,000
                                                                         ----------        ----------

    Total cash flows from financing activities                               41,217           440,121
                                                                         ----------        ----------

Net Increase in Cash                                                          1,415             8,742

Cash at beginning of year                                                     8,742                 0
                                                                         ----------        ----------

Cash at end of year                                                      $   10,157        $    8,742
                                                                         ==========        ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                         2001              2000
                                                                      ----------        ----------
Reconciliation of net loss to net cash
  used by operating activities:

  Net (loss)                                                          $ (665,061)       $ (158,928)
                                                                      ----------        ----------

Adjustments to reconcile net loss to net cash
  used in operating activities
  Depreciation and amortization                                          363,213           151,205
  (Increase) in receivables                                              (33,752)           (1,700)
  (Increase) in inventory                                                (18,787)                0
  (Increase) in deposits                                                 (11,382)                0
  (Increase) in prepaid taxes                                            (63,797)                0
  Increase in accounts payable                                           339,414                 0
  Increase in taxes payable                                                3,589                 0
  Loss on sale of assets                                                  35,723                 0
                                                                      ----------        ----------

    Total adjustments                                                    614,221           149,505
                                                                      ----------        ----------

Net cash flows from operating activities                              $  (50,840)       $   (9,423)
                                                                      ==========        ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company purchased all of the capital stock of CVS-Travelhost International
(PTY), Ltd. In conjunction with the acquisition, 850,000 shares of common stock were issued and liabilities were assumed. In 2001, the Company issued an additional 1,150,000 shares of common stock to reduce and extend the note payable arising from the acquisition.

                                                    2001            2000
                                                -----------     -----------

    Fair value of assets acquired               $         0     $ 2,506,050
    Liabilities (assumed) reduced                    50,000        (331,050)
                                                -----------     -----------
      Paid-in capital                           $    50,000     $ 2,175,000
                                                ===========     ===========

The Company acquired all of the assets of "The Stage", a sole proprietor. In conjunction with the acquisition, 1,500,000 shares of common stock were issued, a note payable for $653,149 was issued and liabilities were assumed as follows:

                                                    2001            2000
                                                -----------     -----------

    Fair value of assets acquired (write down)  $(1,416,365)    $ 2,797,195
    Liabilities (assumed) reduced                   436,225      (1,419,649)
                                                -----------     -----------
      Paid-in capital                           $  (980,140)    $ 1,377,546
                                                ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

         The Company primarily supplies and installs digital entertainment systems, provides high speed wireless internet services, and provides tracking of guest billings and hotel administrative functions to major hotels worldwide.

         The Company has acquired CVS-Travelhost International (PTY), Ltd. (the "Subsidiary") by acquiring all of the subsidiary's common stock. For accounting purposes the acquisition has been treated as a purchase.

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of Digital Concepts International, Inc. - a Florida corporation (the "Company") (formerly July IV Project Corporation) and its wholly-owned subsidiary, CVS-Travelhost International (PTY), Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include demand deposits with financial institutions and highly liquid debt instruments with original maturities of 90 days or less.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

REVENUE RECOGNITION

         The Company uses the accrual basis of accounting. Accordingly, revenues are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

INCORPORATION AND ORGANIZATION COSTS

         Costs incurred to incorporate the Company have been permanently capitalized.

         Administrative and development expenses incurred before the Company began operations have been capitalized as incorporation and organization costs. These costs began being amortized over a period of five to fifteen years when the Company began operation in May 2000.

         Amortization expense for the years ended December 31, 2001 and 2000 aggregated $104,537 and $18,817, respectively.

DEPRECIATION

         Property and equipment are depreciated on the straight-line method for financial reporting purposes over their estimated useful lives as follows:

                 Vehicles                                    5 years
                 Office furniture and equipment              7 years
                 Building                                   39 years

         Repairs and maintenance that do not extend the useful life of the assets are charged to operations as incurred.

         Depreciation expense for the year ended December 31, 2001 and 2000 aggregated $258,676 and $76,110, respectively.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

INTANGIBLE ASSETS

         Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

PER SHARE DATA

         Per share data is computed by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding during each period.

INCOME TAXES

         The Financial Accounting Standards Board (FASB) has issued Statement 109 "Accounting for Income Taxes," which supersedes APB No. 11, "Accounting for Income Taxes." The Company currently accounts for income taxes under FASB 109.

         At December 31, 2001 and 2000, the Company has federal and state net operating losses carryforward of $344,501 and $158,928, respectively. These losses can be used to offset future taxable income of the Company.

FOREIGN OPERATIONS AND EXCHANGE GAINS AND LOSSES

         Operations of the Company's subsidiary, CVS-Travelhost International
         (PTY), Ltd., are conducted in South African currency as the functional currency. During the year ended December 31, 2000, the Company had no realized foreign currency gains or losses. During the year ended December 31, 2001, the Company incurred foreign currency losses of $17,324.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

RECLASSIFICATIONS

         Certain reclassifications were made to the 2000 financial statements to conform to the 2001 presentation. These reclassifications had no effect on net income (loss) for 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

         CASH AND CASH EQUIVALENTS AND INVENTORY. The carrying amount is a reasonable estimate of fair value.

         ACCOUNTS RECEIVABLE, PREPAID EXPENSES AND LOANS RECEIVABLE. The carrying value of accounts receivable, prepaid expenses and loans receivable approximates the fair value due to the short-term nature of these instruments.

         ACCOUNTS PAYABLE AND ACCRUED EXPENSES. The carrying value of accounts payable and accrued expenses approximates the fair value due to short-term nature of these instruments.

         NOTES PAYABLE. The carrying amount is a reasonable estimate of fair value as interest rates and interest rates on long-term borrowings have not changed significantly from interest rates for similar loans at December 31, 2001.

NET LOSS PER COMMON SHARE

         Basic loss per common share (Basic EPS) excludes dilution and is computed by dividing net loss available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net loss per share. All potential common shares are anti-dilutive; therefore, Basic EPS equal Diluted EPS.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 2 - CVS-TRAVELHOST INTERNATIONAL (PTY) LTD.

CVS-Travelhost International (PTY) Ltd., a foreign corporation, was formed in South Africa. The corporation supplies and installs digital entertainment systems, provides high speed wireless internet services, and provides tracking of guest billings and hotel administrative functions to major hotels worldwide.

In December 2000, the Company acquired 100% of the stock of the Subsidiary in a transaction accounted for as a purchase. The Company issued 850,000 shares of its common stock valued at $2.50 per share and $50,000 in cash, $200,000 in note payable and assumed liabilities of $131,050 in connection with the acquisition. In 2001, the Company issued an additional 1,150,000 shares of common stock to reduce the note payable by $50,000 and extend the note for a year.

         The purchase price was allocated as follows:

                                                        2000
                                                    ------------

           Vehicles                                 $     37,532
           Furniture and fixtures                         32,474
           Film library                                1,485,000
           Covenant not-to-compete*                      300,000
           Hotel licenses and agreements with
             content providers*                          400,000
           Goodwill*                                      45,880
           Other assets                                  205,164
           Liabilities assumed                          (131,050)
                                                    ------------

             Total purchase price                   $  2,375,000
                                                    ============

           * Intangibles are being amortized using the straight-line method over a period of fifteen years. No amortization expense was recognized for the year ended December 31, 2000. Amortization expense for the year ended December 31, 2001 aggregated $49,725.



                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 3 - ACQUISITION

In May 2000, the Company acquired all of the assets of "The Stage", a sole proprietor company in a transaction accounted for as a purchase. Digital Concepts International, Inc. issued 1,500,000 shares of its common stock and a note for $766,500 in connection with the acquisition. "The Stage" owns real estate property in California and uses the properties for rent.

The purchase price was allocated as follows:

                                                   2000
                                               ------------

      Land                                     $    253,825
      Building                                    1,011,175
      Equipment                                     172,195
      Video rights*                                 375,000
      Goodwill*                                     985,000
      Liabilities assumed                          (766,500)
                                               ------------

        Total purchase price                   $  2,030,695
                                               ============

The note payable created in connection with the purchase is due upon demand and bears no interest. The real estate is pledged as collateral for the note.

           * Intangibles were being amortized using the straight-line method over a period of fifteen years. Amortization expense for the years ended December 31, 2001 and 2000 aggregated $0 and $56,278, respectively.

           * In 2001, Goodwill was written-off. Certain assets were also written down and a corresponding note payable was written-off (see Note 6).

NOTE 4 - ADVANCES FROM OFFICERS - RELATED PARTY PAYABLES

The Company has received various amounts from its officers/shareholders that were used for various Company operating expenses. The advances are payable upon demand and bear no interest. At December 31, 2001 and 2000, amount owed to officers/shareholders was $183,560 and $166,500, respectively.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 5 - NOTES PAYABLE

A summary of the Company's notes payable at December 31, 2001 and 2000 are as follows:

                                                     2001              2000
                                                  -----------       -----------

         Bank, secured (a)                        $    14,761       $    42,903
         Bank, secured (b)                                  0           186,536
         Bank, secured (c)                            280,876           284,482
         Bank, secured (d)                            284,103           289,392
         Bank, secured (e)                                  0           633,149
         Bank, secured (f)                            150,000           200,000
         Bank, secured (g)                            259,165                 0
         Bank, secured (h)                             24,817                 0
                                                  -----------       -----------

                 Total                              1,013,722         1,636,462
         Less: current portion                       (101,199)         (664,724)
                                                  -----------       -----------

                 Total                            $   912,523       $   971,738
                                                  ===========       ===========

         (a) Bearing interest at 8.75% per annum. Secured by equipment and vehicles. Matures in February 2002.
         (b) Bearing interest at 7% to Guaranty Federal Bank. Payable at the rate of $2,057 per month in interest and principal. Secured by real estate and matures in December 2005.
         (c) Bearing interest at 7.25% to Canyon National Bank. Payable at the rate of $2,508 per month in interest and principal. Secured by real estate and matures in June 2010.
         (d) Bearing interest at 7.25% to Canyon National Bank. Payable at the rate of $2,538 per month in interest and principal. Secured by real estate and matures in June 2010.
         (e) Note payable to a shareholder bears no interest. Payable upon demand and secured by equipment and real estate. This note was written-off in 2001(see Note 6).
         (f) Note payable to a shareholder bears no interest. Payable on March 1, 2003 and unsecured.
         (g) Bearing interest at 0% to Telljoy. Payable at the rate $5,890 per month and matures in 2005.
         (h) Bearing interest at 12.96% to CMH Finance. Payable at the rate of $572 per month in interest and principal. The note matures in 2006.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 5 - NOTES PAYABLE (Cont.)

The scheduled principal payments at December 31 are as follows:

         Year Ending                          2001                2000
         -----------                      ------------        ------------

            2002                          $    101,199        $    664,724
            2003                               238,108             219,428
            2004                                89,917              19,622
            2005                                68,435              21,332
            2006                                22,972              21,532
            Thereafter                         493,091             689,824
                                          ------------        ------------

              Total                       $  1,013,722        $  1,636,462
                                          ============        ============

NOTE 6 - COMMITMENTS AND CONTINGENCIES

GOING CONCERN CONTINGENCY

         The Company has minimal capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise doubt about the Company's ability to continue as a going concern. Management is seeking additional equity financing to fund planned operations; management believes actions currently being taken provide the opportunity for the Company to continue as a going concern. However, there is no assurance that the Company will be able to obtain such financing. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WRITE DOWN OF ASSETS

         Pursuant to the acquisition of "The Stage" (see Note 3), all net intangibles were written-off and certain equipment was written down. The underlying note payable relating to this acquisition was also written-off. The net adjustment reduced additional paid-in capital.


                          See accountants' audit report

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 7 - DEFERRED TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of the Company's deferred tax asset at December 31 are as follows:

                                                       2001        2000
                                                    ---------    --------
            Deferred Tax Asset:
              Net operatng loss                     $ 162,360    $ 45,230
              Valuation allowance                    (162,360)    (45,230)
                                                    ---------    --------

                                                            0           0
              Less: Non-current                             0           0
                                                    ---------    --------

              Current                               $       0    $      0
                                                    =========    ========

         Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

         The provision for income taxes consists of the following years ended December 31:

                                                       2001        2000
                                                    ---------    --------
            Current:
              Federal                               $       0    $      0
              State                                         0           0
                                                    ---------    --------

                                                            0           0

            Deferred                                        0           0
                                                    ---------    --------

                Total                               $       0    $      0
                                                    =========    ========

                          See accountants' audit report

                            SUPPLEMENTARY INFORMATION

                         INDEPENDENT AUDITOR'S REPORT ON
                       SUPPLEMENTARY OPERATION INFORMATION


To the Board of Directors
Digital Concepts International, Inc.
Valley Center, California


Our examination was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information for the years ended December 31, 2001 and 2000, is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The supplementary information has been subjected to the auditing procedures applied in the examination of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.




Matranga & Correia


May 21, 2002
La Jolla, California

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                             2001        2000
                                                          ---------    ---------
General and Administrative Expenses
  Salaries                                                $ 142,949            0
  Advertising                                                 5,543            0
  Association fees                                            6,677            0
  Auto expense                                                1,994        4,550
  Bad debts                                                     166            0
  Bank charges                                                2,585        1,459
  Commissions and consulting                                 22,551        2,400
  Dues and subscriptions                                        451        5,910
  Equipment rental                                            3,790        8,370
  Independent contractors                                    74,655        5,344
  Insurance                                                   4,653            0
  Internet                                                   17,175            0
  Legal and professional                                    113,003        3,812
  Licenses                                                      116        2,930
  Miscellaneous                                               9,919        4,471
  Office expense                                             12,003        3,094
  Outside services                                            5,012       21,470
  Penalties and fines                                        13,092            0
  Printing                                                    5,555            0
  Property taxes                                              2,562        4,231
  Rent                                                        6,994            0
  Repairs and maintenance                                    11,152       15,088
  Royalties                                                  39,523            0
  Satellite                                                  50,124            0
  Security                                                      536            0
  Telephone and utilities                                    41,360       12,574
  Travel and entertainment                                   65,980       13,265
                                                          ---------    ---------

    Total general and administrative expenses             $ 660,120    $ 108,968
                                                          =========    =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    INDEPENDENT AUDITOR'S REPORT ON SCHEDULES


To the Board of Directors
Digital Concepts International, Inc.
Valley Center, California


In connection with our examination of the basic consolidated financial statements of Digital Concepts International, Inc. and its subsidiary, we have also examined Schedules I and II for the years ended December 31, 2001 and 2000.

In our opinion, such schedules present fairly the data required to be set forth therein, in conformity with generally accepted accounting principles applied on a consistent basis.




Matranga & Correia


May 21, 2002
La Jolla, California

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
                 SCHEDULE I - PROPERTIES, BUILDING AND EQUIPMENT
                           DECEMBER 31, 2001 AND 2000



                                                    2000
-------------------------------------------------------------------------------------------------------------
         COLUMN A                   COLUMN B        COLUMN C        COLUMN D        COLUMN E        COLUMN F
----------------------------      -----------     -----------     -----------     -----------     -----------
                                                                                    Changes
                                   Beginning                      Deletions or    Debit and/or       End of
      Classification               of Period       Additions         Sales          (Credit)         Period
----------------------------      -----------     -----------     -----------     -----------     -----------
Building and Equipment:
  Land                            $         0     $   253,825     $         0     $   253,825     $   253,825
  Building                                  0       1,015,300               0       1,015,300       1,015,300
  Vehicles                                  0          37,532               0          37,532          37,532
  Furniture and fixtures                    0         107,474               0         107,474         107,474
  Machinery and equipment                   0       1,831,758               0       1,831,758       1,831,758
                                  -----------     -----------     -----------     -----------     -----------
    TOTAL                         $         0     $ 3,245,889     $         0     $ 3,245,889     $ 3,245,889
                                  ===========     ===========     ===========     ===========     ===========




                                                    2001
-------------------------------------------------------------------------------------------------------------
         COLUMN A                   COLUMN B        COLUMN C        COLUMN D        COLUMN E        COLUMN F
----------------------------      -----------     -----------     -----------     -----------     -----------
                                                                                    Changes
                                   Beginning                      Deletions or    Debit and/or       End of
      Classification               of Period       Additions         Sales          (Credit)         Period
----------------------------      -----------     -----------     -----------     -----------     -----------
Building and Equipment:
  Land                            $   253,825     $         0     $    88,000     $    88,000     $   165,825
  Building                          1,015,300               0         352,000         352,000         663,300
  Vehicles                             37,532               0          25,002          25,002          12,530
  Furniture and fixtures              107,474               0          76,217          76,217          31,257
  Machinery and equipment           1,831,758         393,107         272,352         120,755       1,952,513
                                  -----------     -----------     -----------     -----------     -----------
    TOTAL                         $ 3,245,889     $   393,107     $   813,571     $   661,974     $ 2,825,425
                                  ===========     ===========     ===========     ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      DIGITAL CONCEPTS INTERNATIONAL, INC.
        SCHEDULE II - ACCUMULATED DEPRECIATION OF BUILDING AND EQUIPMENT
                           DECEMBER 31, 2001 AND 2000




                                                    2000
-------------------------------------------------------------------------------------------------------------
         COLUMN A                   COLUMN B        COLUMN C        COLUMN D        COLUMN E        COLUMN F
----------------------------      -----------     -----------     -----------     -----------     -----------
                                   Beginning
      Classification               of Period       Additions       Deletions        Changes     End of Period
----------------------------      -----------     -----------     -----------     -----------   -------------
Building and Equipment:
  Land                            $         0     $         0     $         0     $         0     $         0
  Building                                  0          16,296               0          16,296          16,296
  Vehicles                                  0           5,004               0           5,004           5,004
  Furniture and fixtures                    0          15,358               0          15,358          15,358
  Machinery and equipment                   0          39,452               0          39,452          39,452
                                  -----------     -----------     -----------     -----------     -----------
    TOTAL                         $         0     $    76,110     $         0     $    76,110     $    76,110
                                  ===========     ===========     ===========     ===========     ===========




                                                    2001
-------------------------------------------------------------------------------------------------------------
         COLUMN A                   COLUMN B        COLUMN C        COLUMN D        COLUMN E        COLUMN F
----------------------------      -----------     -----------     -----------     -----------     -----------
                                   Beginning
      Classification               of Period       Additions       Deletions        Changes     End of Period
----------------------------      -----------     -----------     -----------     -----------   -------------
Building and Equipment:
  Land                            $         0     $         0     $         0     $         0     $         0
  Building                             16,296          24,152           7,145          17,007          33,303
  Vehicles                              5,004           2,506           4,966          (2,460)          2,544
  Furniture and fixtures               15,358           6,757          13,388          (6,631)          8,727
  Machinery and equipment              39,452         225,261          48,256         177,005         216,457
                                  -----------     -----------     -----------     -----------     -----------
    TOTAL                         $    76,110     $   258,676     $    73,755     $   184,921     $   261,031
                                  ===========     ===========     ===========     ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  EXHIBIT FS-3
                                  ------------
               July Project IV Corp. Audited Financial Statements
                    for Fiscal Year Ended December 31, 1999.

                                TABLE OF CONTENTS

                                                                        PAGE
Independent Auditors' Report                                                 2

Balance Sheets                                                           3 - 4

Statement of Operations                                                      5

Statement of Changes in Shareholders' Equity                                 6

Statement of Cash Flows                                                      7

Notes to Financial Statements                                           8 - 10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
July Project IV Corp.
Valley Center, California

We have audited the accompanying balance sheet of July Project IV Corp. (A Development Stage Company) as of December 31, 1999, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects the financial position of July Project IV Corp. (A development Stage Company) as of December 31, 1999, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Matranga & Correia

February 8, 2002
San Diego, California

                              JULY PROJECT IV CORP.
                                 BALANCE SHEETS
                                DECEMBER 31, 1999

                                     ASSETS
CURRENT ASSETS                                           $         0
                                                         -----------
     Total Current Assets                                          0
                                                         -----------

OTHER ASSETS                                                       0
                                                         -----------
     Total Other Assets                                            0
                                                         -----------
     Total Assets                                       $          0
                                                         ===========

   The accompanying notes are an integral part of these financial statements.

                             JULY PROJECT IV CORP.
                                 BALANCE SHEETS
                                DECEMBER 31, 1999

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES                                     $          0
                                                        ------------
     Total Current Liabilities                                     0
                                                        ------------

SHAREHOLDERS' EQUITY (NOTE1)
  Common Stock, $.001 par value, 50,000,000 shares
    authorized; 5,000,000 issued and outstanding               5,000
  Additional paid-in capital                                  (3,000)
  Accumulated (loss)                                          (2,000)
                                                        ------------
     Total Shareholders' Equity                                    0
                                                        ------------
     Total Liabilities and Shareholder's Equity         $          0
                                                        ============

   The accompanying notes are an integral part of these financial statements.

                              JULY PROJECT IV CORP.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                DECEMBER 31, 1999

INCOME:
   Revenue                                              $          0
                                                        ------------
     Total Income                                                  0
                                                        ------------
EXPENSES:
   General, selling and administrative                             0
                                                        ------------
     Total Expenses                                                0

Net(Loss)                                               $          0
                                                        ============

Net(loss) per weighted share (Note 2)                   $      0.000
                                                        ============
Weighted average number of common
   shares outstanding                                      5,000,000
                                                        ============

   The accompanying notes are an integral part of these financial statements.

                              JULY PROJECT IV CORP.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                DECEMBER 31, 1999

                                                     Additional
                           No. of          Common      Paid-In     Accumulated
                           Shares           Stock      Capital      (Deficit)       Total
                           ------          ------    ----------    -----------      -----
Balance
   January 1, 1999        5,000,000   $     5,000   $    (3,000)  $    (2,000)  $        0

Issuance of shares
   for cash                       0             0             0             0            0

Net Income(loss)
   December 31, 1999                            0             0             0            0
                          ---------   -----------   -----------   -----------   ----------
Balance
   December 31, 1999      5,000,000   $     5,000   $    (3,000)  $    (2,000)  $        0
                          =========   ===========   ===========   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                              JULY PROJECT IV CORP.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss)                                                  $          0
   Adjustment to reconcile net loss to net cash
      provided by operating activities                                    0
   Changes in assets and liabilities                                      0
                                                               ------------

      Net cash(used) by operating activities                              0
                                                               ------------
CASH FLOWS FROM INVESTING ACTIVITIES                                      0
                                                               ------------
CASH FLOWS FROM FINANCING ACTIVITIES                                      0
                                                               ------------
      Total cash from financing activities                                0
                                                               ------------
NET INCREASE (DECREASE) IN CASH                                           0

CASH, BEGINNING OF PERIOD                                                 0
                                                               ------------
CASH, END OF PERIOD                                            $          0
                                                               ============

   The accompanying notes are an integral part of these financial statements.

                              JULY PROJECT IV CORP.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     The Company was organized June 27, 1997, under the laws of the State of Florida. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On June 27, 1997, the Company issued 5,000,000 shares of its $0.001 par value common stock for services of $2,000.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand deposits with financial institutions and highly liquid debt instruments with original maturities of 90 days or less.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company uses the accrual basis of accounting. Accordingly, revenues are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

PER SHARE DATA

     Per share data is computed by dividing net income (loss) by the weighted average number of common shares and common share equivalents outstanding during each period.

                          See accountants' audit report

                              JULY PROJECT IV CORP.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES

     The Financial Accounting Standards Board (FASB) has issued Statement 109 "Accounting for Income Taxes," which supersedes APB No. 11, "Accounting for Income Taxes." The Company currently accounts for income taxes under FASB 109.

NET LOSS PER COMMON SHARE

     Basic loss per common share (Basic EPS) excludes dilution and is computed by dividing net loss available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net loss per share. All potential common shares are anti-dilutive; therefore, Basic EPS equal Diluted EPS.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

GOING CONCERN CONTINGENCY

     The Company has minimal capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise doubt about the Company's ability to continue as a going concern. Management is seeking additional equity financing to fund planned operations; management believes actions currently being taken provide the opportunity for the Company to continue as a going concern. However, there is no assurance that the Company will be able to obtain such financing. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                          See accountants' audit report

                              JULY PROJECT IV CORP.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 3 - SUBSEQUENT EVENTS

The Company changed its name to Digital Concepts International, Inc. in May of 2000.

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real or personal property.. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict of interests. The Company has not formulated a policy for the resolution of such conflicts.

                          See accountants' audit report